                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549
                             ---------------------------


                                     SCHEDULE 13D/A
                                     (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                      RULE 13d-2(a)



                                (AMENDMENT NO. 2)*

                                    SIMULA, INC.
------------------------------------------------------------------------------
                                  (Name of Issuer)

                       Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     829206101
              -------------------------------------------------------
                                   (CUSIP Number)

   Arthur E. Levine                          with a copy to:
   President                                 Mitchell S. Cohen, Esq.
   Levine Leichtman Capital Partners, Inc.   Irell & Manella LLP
   335 North Maple Drive, Suite 240          1800 Avenue of the Stars, Suite 900
   Beverly Hills, California  90025          Los Angeles, California  90067
   (310) 275-5335                            (310) 277-1010
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)


                               November 3, 2000
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   2   of     16   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Levine Leichtman Capital Partners II, L.P.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) /X/

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of California
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       1,022,386 Shares (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8% based on 12,136,559 shares of Common Stock outstanding at October 30, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   3   of     16   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    LLCP California Equity Partners II, L.P.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) /X/

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of California
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       1,022,386 Shares (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8% based on 12,136,559 shares of Common Stock outstanding at
    October 30, 2000, as reported by the Issuer in its Quarterly Report on
    Form 10-Q for the quarter ended September 30, 2000.
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   4   of     16   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Levine Leichtman Capital Partners, Inc.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) /X/

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of California
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       1,022,386 Shares (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8% based on 12,136,559 shares of Common Stock outstanding at
    October 30, 2000, as reported by the Issuer in its Quarterly Report on
    Form 10-Q for the quarter ended September 30, 2000.
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   5   of     16   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Arthur E. Levine
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) /X/

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       1,022,386 Shares (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8% based on 12,136,559 shares of Common Stock outstanding at
    October 30, 2000, as reported by the Issuer in its Quarterly Report on
    Form 10-Q for the quarter ended September 30, 2000.
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
 CUSIP No. 829206101                                Page   6   of     16   Pages
--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Lauren B. Leichtman
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE               (a) / /
    INSTRUCTIONS)                                                       (b) /X/

--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (See Item 3)
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        / /
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF   7  SOLE VOTING POWER

     SHARES        -0-
                ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER

    OWNED BY       1,022,386 Shares (See Item 5)
                ----------------------------------------------------------------
      EACH      9  SOLE DISPOSITIVE POWER

    REPORTING      -0-
                ----------------------------------------------------------------
     PERSON     10 SHARED DISPOSITIVE POWER

      WITH         1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,022,386 Shares (See Item 5)
--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8% based on 12,136,559 shares of Common Stock outstanding at
    October 30, 2000, as reported by the Issuer in its Quarterly Report on
    Form 10-Q for the quarter ended September 30, 2000.
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

                         Amendment No. 2 to Schedule 13D/A

              Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons"), hereby file this Amendment No. 2 to Schedule 13D/A (this "Amendment") with the Securities and Exchange Commission (the "Commission"). This Amendment amends and supplements further the Schedule 13D originally filed with the Commission on January 10, 2000 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on August 25, 2000 ("Amendment No. 1"), relating to the Common Stock, par value $.01 per share, of Simula, Inc. an Arizona corporation (the "Issuer"). The Original Schedule 13D, as amended by Amendment No. 1, is referred to herein as the "Amended Schedule 13D."



              Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 1.       SECURITY AND ISSUER.

       (a)    NAME OF ISSUER:

              Simula, Inc., an Arizona corporation (the "Issuer").

       (b)    ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

              2700 N. Central Avenue, Suite 1000, Phoenix, AZ 85004.

       (c)    TITLE OF CLASS OF EQUITY SECURITIES:

              Common Stock, $.01 par value per share ("Common Stock").

ITEM 2.       IDENTITY AND BACKGROUND.

              This Amendment is being filed pursuant to a Joint Reporting Agreement dated January 7, 2000, a copy of which is attached as
       EXHIBIT 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

       (a)    PARTNERSHIP.

              The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

       (b)    GENERAL PARTNER.

              The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

       (c)    CAPITAL CORP.

              Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

       (d)    MR. LEVINE.

              Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp. Mr. Levine is also an executive officer of Capital Corp.

       (e)    MS. LEICHTMAN.

              Ms. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp. Ms. Leichtman is also an executive officer of Capital Corp.

              During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              The Reporting Persons may also be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) for the limited purposes described in Items 4 and 6 below. The other members of the group may include Stanley P. Desjardins ("Desjardins"), Donald W. Townsend ("Townsend"), James A. Saunders ("Saunders") and Bradley P. Forst ("Forst" and, together with Desjardins, Townsend and Saunders, the "Principal Shareholders"). To the extent that such a group exists, this Schedule 13D is also being individually filed by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) to satisfy such group's filing obligations.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Item 3 of Amended Schedule 13D is hereby amended and restated in its entirety as follows:


              Pursuant to a Securities Purchase Agreement dated as of December 31, 1999 (the "Securities Purchase Agreement"), among the Issuer, certain subsidiaries of the Issuer and the Partnership, a copy of which is attached as EXHIBIT 2 to the Original Schedule 13D, the Issuer and certain of its subsidiaries jointly and severally issued and sold to the Partnership a Secured Senior Note Due 2000 dated December 31, 1999, in the principal amount of $5,000,000 (the "Term A Note"), and a Secured Senior Note Due 2003 dated December 31, 1999, in the principal amount of $15,000,000 (the "Term B Note"). In addition, as part of the same transaction, the Issuer issued and sold to the Partnership a warrant to purchase 850,000 shares of Common Stock (the "Warrant" and, together with the Term A Note and the Term B Note, the "Initial Securities"). The Initial Securities were acquired by the Partnership for an aggregate purchase price of $20,000,000. Copies of the Term A Note, the Term B Note and the Warrant are attached as
       EXHIBIT 3, EXHIBIT 4 and EXHIBIT 5 to the Original Schedule 13D, respectively.

              The source of funds for the purchase of the Initial Securities was capital contributions made by the partners of the Partnership in the aggregate amount of $20,000,000, in response to a Call to Purchase Portfolio Securities dated December 1, 1999.

              The parties to the Securities Purchase Agreement entered into a Second Amendment to Securities Purchase Agreement dated as of August 17, 2000 (the "Second Amendment to Securities Purchase Agreement"), a copy of which is attached as EXHIBIT 1 to Amendment No. 1. Under the Second Amendment to Securities Purchase Agreement, at the request of the Issuer, (i) the Securities Purchase Agreement, as amended by a First Amendment to Securities Purchase Agreement dated as of May 25, 2000, was further amended, (ii) the Term A Note was amended and restated pursuant to the terms of an Amended and Restated Secured Senior Note Due 2001 (as so amended and restated, the "Amended and Restated Term A Note"), a copy of which is attached as EXHIBIT 2 to Amendment No. 1, and (iii) the Partnership waived certain of its rights and consented to certain transactions involving the Issuer and/or its subsidiaries. As partial consideration for the agreement of the Partnership to the foregoing matters, the Issuer issued to the Partnership an Amended and Restated Warrant to Purchase 850,000 Shares of Common Stock, a copy of which is attached as EXHIBIT 3 to Amendment No. 1, which amends and restates the Warrant (as so amended and restated, the "Amended and Restated Warrant"). Under the terms of the Amended and Restated Warrant, among other things, the Warrant Purchase Price (as such term is defined in the Amended and Restated Warrant) was reduced from $5.00 to $1.6250 per share. For purposes of this Amendment, the term "Amended Securities" shall mean the Amended and Restated Term A Note and the Amended and Restated Warrant.


              As more fully described in Item 4 below, the Partnership purchased through a broker in open market transactions an aggregate of $2,522,000 face amount of 8% Senior Subordinated Convertible Notes due May 1, 2004 previously issued by the Issuer (the "Convertible Notes"). The Convertible Notes, together with accrued and unpaid interest thereon, are convertible at the option of the holder prior to the maturity date thereof into shares of Common Stock at a conversion price, adjusted through August 17, 2000, of $14.63 per share (assuming the conversion price has not been adjusted further since such date). The adjusted conversion price as of August 17, 2000, was represented by the Issuer to the Partnership under the Second Amendment to Securities Purchase Agreement. The source of funds for the purchase of the Convertible Notes was capital contributions made by the partners of the Partnership in response to a Call to Purchase Portfolio Securities dated October 13, 2000.


ITEM 4.       PURPOSE OF TRANSACTION.


              Item 4 of Amended Schedule 13D is hereby amended and restated in its entirety as follows:


              The Partnership acquired the Initial Securities, the Amended Securities and the Convertible Notes for investment purposes only.


              In connection with the acquisition by the Partnership of the Initial Securities, and pursuant to the terms of an Investor Rights Agreement dated as of December 31, 1999 (the "Investor Rights Agreement"), among the Issuer, the Principal Shareholders and the Partnership, a copy of which is attached as EXHIBIT 6 to the Original
       Schedule 13D, the Issuer granted certain management, investment monitoring and other rights to the Partnership. Among other rights, the Partnership may require the Issuer, upon the occurrence of an "Event of Default" as defined in the Securities Purchase Agreement, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer until the later to occur of (a) the 180th day after the effective date of such election or appointment and (b) the date that the next annual meeting of the shareholders of the Issuer at which directors are to be elected occurs. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If, upon the occurrence of such an Event of Default, the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, the Principal Shareholders have agreed to vote (or cause to be voted) the shares of Common Stock owned by them in favor of such election or appointment for the requisite period. The Principal Shareholders have also granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by them, respectively, as more fully described in the Investor Rights Agreement.



              The Partnership purchased through a broker in open market transactions an aggregate of $2,522,000 face amount of Convertible Notes. On October 31, 2000, the Partnership purchased $1,591,000 face amount of Convertible Notes for an aggregate price of $827,320, and, on November 3, 2000, the Partnership purchased $931,000 face amount of Convertible Notes for an aggregate price of $498,085. The Convertible Notes, together with accrued and unpaid interest thereon, are convertible at the option of the holder prior to the maturity date thereof into shares of Common Stock at a conversion price, adjusted through August 17, 2000, of $14.63 per share (assuming the conversion price has not been adjusted further since such date). The adjusted conversion price as of August 17, 2000, was represented by the Issuer to the Partnership under the Second Amendment to Securities Purchase Agreement. Assuming that no interest has accrued and remains unpaid, the aggregate face amount of the Convertible Notes purchased by the Partnership would be convertible into 172,386 shares of Common Stock. The Partnership may acquire additional Convertible Notes from time to time in the future.


              While the Partnership did not acquire the Initial Securities, the Amended Securities or the Convertible Notes with the purpose of changing or influencing control of the Issuer, such acquisition, after giving effect to the management, investment monitoring and other rights granted to the Partnership under the Investor Rights Agreement, may have the effect of changing or influencing control of the Issuer within the meaning of Rule 13d-3(d)(1)(i).

              Other than as described above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 of Amended Schedule 13D is hereby amended and restated in its entirety as follows:


       (a)    AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF
              CLASS:


              Each Reporting Person is deemed to be the "beneficial owner" (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 1,022,386 shares of Common Stock, including 850,000 shares of Common Stock issuable upon the exercise of the Amended and Restated Warrant and 172,386 shares of Common Stock issuable upon conversion of the Convertible Notes. See Item 4 above. In addition, each Reporting Person may be deemed to be the beneficial owner, for the limited purposes described in Items 4 above and 6 below, of (i) an additional 3,336,687 shares of Common Stock issued and outstanding as of August 17, 2000, and owned by the Principal Shareholders, respectively (the "Principal Shareholders Outstanding Shares"), and
       (ii) an additional 2,129,800 shares of Common Stock issuable upon exercise of stock options held by the Principal Shareholders as of August 17, 2000 (together with the Principal Shareholders Outstanding Shares, the "Principal Shareholders Fully Diluted Shares"). The number of Principal Shareholders Fully Diluted Shares was represented by the Issuer to the Partnership under the Second Amendment to Securities Purchase Agreement. The Reporting Persons have no economic or pecuniary interest in, and disclaim beneficial ownership of, the Principal Shareholders Fully Diluted Shares.

              The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 7.8% of the shares of such class. To the extent that a group exists as discussed in Item 2 above for the limited purposes described in Items 4 above and 6 below, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, after giving effect to the Principal Shareholders Outstanding Shares, would constitute approximately 33.1% of the shares of such class and, after giving effect to the Principal Shareholders Fully Diluted Shares, would constitute approximately 42.4% of the shares of such class. Such percentages have been calculated based on 12,136,559 shares of Common Stock outstanding at October 30, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and were calculated in accordance with Rule 13d-3(d)(1)(i) or Rule 13d-5(b)(1), as the case may be.


              The Amended and Restated Warrant may be exercised at any time prior to December 31, 2006, with respect to all or any portion of the total number of shares of Common Stock purchasable thereunder. The exercise price of the shares of Common Stock purchasable under the Amended and Restated Warrant is $1.6250 per share.


              The Convertible Notes, together with accrued and unpaid interest thereon, are convertible at the option of the holder prior to the maturity date thereof into shares of Common Stock at a conversion price, adjusted through August 17, 2000, of $14.63 per share (assuming the conversion price has not been adjusted further since such date). The adjusted conversion price as of August 17, 2000, was represented by the Issuer to the Partnership under the Second Amendment to Securities Purchase Agreement. See Item 4 above.


       (b)    VOTING AND DISPOSITIVE POWER:


              The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,022,386 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items 4 above and 6 below, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 5,466,687 shares of Common Stock, including 3,336,487 shares of Common Stock issued and outstanding as of August 17, 2000, and owned by the Principal Shareholders and 2,129,800 shares of Common Stock issuable upon exercise of stock options held by the Principal Shareholders and outstanding as of August 17, 2000.



              By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,022,386 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items 4 above and 6 below, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 5,466,687 shares of Common Stock, including 3,336,487 shares of Common Stock issued and outstanding as of August 17, 2000, and owned by the Principal Shareholders and

       2,129,800 shares of Common Stock issuable upon exercise of stock options held by the Principal Shareholders and outstanding as of August 17, 2000.



              By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,022,386 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items 4 above and 6 below, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 5,466,687 shares of Common Stock, including 3,336,487 shares of Common Stock issued and outstanding as of August 17, 2000, and owned by the Principal Shareholders and 2,129,800 shares of Common Stock issuable upon exercise of stock options held by the Principal Shareholders and outstanding as of August 17, 2000.



              By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,022,386 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Items 4 above and 6 below, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 5,466,687 shares of Common Stock, including 3,336,487 shares of Common Stock issued and outstanding as of August 17, 2000, and owned by the Principal Shareholders and 2,129,800 shares of Common Stock issuable upon exercise of stock options held by the Principal Shareholders and outstanding as of August 17, 2000.



              The Reporting Persons have no economic or pecuniary interest in, and disclaim beneficial ownership of, the Principal Shareholders Fully Diluted Shares. See Items 4 above and 6 below.



       (c)    OTHER TRANSACTIONS.


              Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past sixty days.


       (d)    INTERESTS OF OTHER PERSONS:

              Not Applicable.

       (e) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

              Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


              Item 6 of Amended Schedule 13D is hereby amended and restated in its entirety as follows:



              On December 31, 1999, the Issuer issued and sold the Initial Securities to the Partnership. Copies of the Term A Note, the Term B Note and the Warrant are attached as EXHIBIT 3, EXHIBIT 4 and EXHIBIT 5 to the Original Schedule 13D, respectively. On August 17, 2000, the Term A Note was amended and restated pursuant to the terms of the Amended and Restated Term A Note, a copy of which is attached as
       EXHIBIT 2 to Amendment No. 1, and the Warrant was amended and restated pursuant to the terms of an Amended and Restated Warrant, a copy of which is attached as EXHIBIT 3 to Amendment No. 1. The Amended and Restated Term A Note and the Term B Note describe more fully the payment and other terms thereof.



              Pursuant to the Investor Rights Agreement, a copy of which is attached as EXHIBIT 6 to the Original Schedule 13D, the Issuer granted certain management, investment monitoring and other rights to the Partnership. Among other rights, the Partnership may require the Issuer, upon the occurrence of an "Event of Default" as defined in the Securities Purchase Agreement, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer until the later to occur of (a) the 180th day after the effective date of such election or appointment and (b) the date that the next annual meeting of the shareholders of the Issuer at which directors are to be elected occurs. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If, upon the occurrence of such an Event of Default, the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, the Principal Shareholders have agreed to vote (or cause to be voted) the shares of Common Stock owned by them in favor of such election or appointment for the requisite period. The Principal Shareholders have also granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by them, respectively, as more fully described in the Investor Rights Agreement.



              Pursuant to a Registration Rights Agreement dated as of December 31, 1999 (the "Registration Rights Agreement"), between the Issuer and the Partnership, the Partnership has been granted certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant (including, but not limited to, the right to require the Issuer to register resales of such shares on a registration statement on Form S-3). Such registration rights are described more fully in the Registration Rights Agreement, a copy of which is attached as EXHIBIT 7 to the Original Schedule 13D.



              The Issuer, the Principal Shareholders and the Partnership have entered into a First Amendment to Investor Rights Agreement, in substantially the form of EXHIBIT 8 to the Original Schedule 13D, pursuant to which the parties clarified that the Principal

       Shareholders have entered into the voting agreements set forth in
       Section 1.1 of the Investor Rights Agreement in their individual capacities, and not as representatives of the Issuer.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              None.

                                     SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 13, 2000      LEVINE LEICHTMAN CAPITAL PARTNERS II,
                              L.P., a California limited partnership


                              By: LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

                                   By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                        By: /s/ Arthur E. Levine
                                           -------------------------------------
                                             Arthur E. Levine
                                             President

                              LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                              By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                   By: /s/ Arthur E. Levine
                                      -------------------------------------
                                        Arthur E. Levine
                                        President

                              LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                              By: /s/ Arthur E. Levine
                                 -------------------------------------
                                   Arthur E. Levine
                                   President

                              /s/ Arthur E. Levine
                             -------------------------------------
                              ARTHUR E. LEVINE

                             /s/ Lauren B. Leichtman
                             -------------------------------------
                              LAUREN B. LEICHTMAN